EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown.  For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges.  Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits.  Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended March 31,
	2009	2008
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$3,846	$9,058
Add: Fixed charges, net	28,912	29,687
Income before income taxes and fixed charges, net	32,758	38,745
Fixed charges
Interest expense	28,254	28,999
Estimate of interest (1/3) within rental expense	182	134
Interest on unrecognized tax benefits	476	554
Total fixed charges	28,912	29,687
Ratio of Earnings to Fixed Charges	1.13	1.31

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$3,846	$9,058
Add: Fixed charges, net	14,700	11,719
Income before income taxes and fixed charges, net	18,546	20,777
Fixed charges
Interest expense (excluding deposits)	14,042	11,031
Estimate of interest (1/3) within rental expense	182	134
Interest on unrecognized tax benefits	476	554
Total fixed charges	14,700	11,719
Ratio of Earnings to Fixed Charges	1.26	1.77